UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

Commission File Number:  0-21388
                       -----------

                           Magal Security Systems Ltd.
                  ---------------------------------------------
                 (Translation of registrant's name into English)

                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                ------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F ___


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No [X]

                     The following are included in this Report on Form 6-K:

                     1. Press Release, dated July 22, 2002;

                     2. Press Release, dated July 31, 2002;

                     3. Press Release, dated September 11, 2002;

                     4. Press Release, dated October 24, 2002;

                     5. Press Release, dated October 28, 2002; and

                     6. Press Release, dated November 6, 2002.

FOR IMMEDIATE RELEASE
---------------------

    MAGAL RECEIVES AN ORDER OF US$ 1.5 MILLION TO INSTALL PERIMETER SECURITY
                          SYSTEMS ALONG THE GAZA STRIP

YAHUD, ISRAEL, JULY 22, 2002 -- MAGAL SECURITY SYSTEMS, LTD. (NASDAQ NM:MAGS, TASE:MAGS), today announced it received an order from the Israeli Ministry of Defense (MOD) to install additional Perimeter Intrusion Detection Systems along the Gaza Strip border to prevent intrusions of terrorists into Israel.

This order totals approximately US$1.5 million. The work is being carried out during the third quarter of 2002 and its revenues are expected to be reflected in the financial results for the year 2002.

Mr. Jacob Even-Ezra, Chairman of Magal, stated: "This contract follows a series of orders Magal has received in the past few years to protect the Gaza Strip border. We are very proud of the continued confidence that the Israeli MOD has demonstrated in our Company, which reflects the quality and effectiveness of our products".

ABOUT MAGAL SECURITY SYSTEMS, LTD.:
-----------------------------------
Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China.

Revenues for fiscal year 2001 were US$41 million, with net income of US$3.2 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

CONTACTS:
MAGAL SECURITY SYSTEMS, LTD             BREAKSTONE & RUTH INTERNATIONAL
Raya Asher, CFO                         Susan Borinelli, Investor Relations
Tel: +972-3-539-1444                    Tel: (646) 536 7018
Fax: +972-3-5366245                     E-mail: sborinelli@breakstoneruth.com
E-mail: magalssl@trendline.co.il
       --------------------------
                                        Jessica Anderson, Media Relations
                                        Tel: (646) 536-7002
                                        E-mail:janderson@breaskstoneruth.com
                                               --------------------------------

FOR IMMEDIATE RELEASE
---------------------

             MAGAL SECURITY SYSTEMS LTD RECEIVES A US$850,000 ORDER TO PROTECT A MAJOR CORRECTIONAL FACILITY IN SOUTHEAST ASIA

YAHUD, ISRAEL, JULY 31, 2002 -- MAGAL SECURITY SYSTEMS, LTD. (NASDAQ NM: MAGS,
TASE: MAGS), today announced that it has received an order to install its Perimeter Intrusion Detection Systems to protect a major prison in Southeast Asia.

This US$850,000 order is expected to be completed in its majority during 2002, with revenues reflected in the financial results for the year.

Magal is acting as a sub-contractor for Megason Electronics and Tyco, who won the tender for the total protection of this facility. Magal's portion of this project includes providing Perimeter fencing, combined with Taut Wire Intrusion Detection Systems, CCTV Cameras and Video Motion Detection Systems.

Mr. Izhar Dekel, President of Magal, said: "Magal continues to demonstrate its strength as a provider of turnkey solutions in the security market. In fact, this contract follows a number of installations Magal has undertaken in this region, including electrical sub-stations, satellite communications sites and power plants."

ABOUT MAGAL SECURITY SYSTEMS, LTD.:
-----------------------------------
Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China.

Revenues for fiscal year 2001 were US$41 million, with net income of US$3.2 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

CONTACTS:

MAGAL SECURITY SYSTEMS, LTD             BREAKSTONE & RUTH INTERNATIONAL
Raya Asher, CFO                         Susan Borinelli, Investor Relations
Tel: +972-3-539-1444                    Tel: (646) 536 7018
Fax: +972-3-5366245                     E-mail: sborinelli@breakstoneruth.com
E-mail: magalssl@trendline.co.il
        ------------------------        Jessica Anderson Media Relations
                                        Tel: (646) 536-7002
                                        E-mail: janderson@breaskstoneruth.com
                                                --------------------------------

FOR IMMEDIATE RELEASE
---------------------

     MAGAL WON 80 PERCENT OF BIDS TO SUPPLY ELECTRONIC DETECTION SYSTEMS FOR
                 THE SEAM LINE BETWEEN ISRAEL AND THE WEST BANK

YAHUD, ISRAEL, SEPTEMBER 11, 2002 - Today the Israeli Ministry of Defence (MOD) informed Magal Security Systems, Ltd. (NASDAQ NM: MAGS; TASE: MAGS) that the Company won 80% of the bids issued by the MOD for the installation of intrusion detection systems along the seam line between Israel and the West Bank. The bids issued by the MOD to date represent approximately 125 kilometers, or only 1/3 of the total project of the seam line.

The total value of the bids won by Magal is approximately US$15 million, representing 100 kilometers. The first stage, which amounts to about US$3 million, is expected to be executed during the fourth quarter of 2002. The majority of the remainder of the project is expected to be carried out during the year 2003.

Mr. Jacob Even-Ezra, Chairman of Magal, said: " Protecting Israeli citizens is a crucial mission. We are glad that the Israeli MOD chose us for this important task. Our systems already protect several other parts of the Israeli borders and sensitive installations in Israel and in other countries around the globe. We are confident that Magal's systems will properly serve this goal and thus meet, once again, the strict requirements set forth by the Israeli Ministry of Defense."

ABOUT MAGAL SECURITY SYSTEMS, LTD.:
-----------------------------------
Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China.

Revenues for fiscal year 2001 were US$41 million, with net income of US$3.2 million. Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

CONTACT:
MAGAL SECURITY SYSTEMS LTD.               BREAKSTONE & RUTH INTERNATIONAL
Raya Asher, CFO                           Susan Borinelli, Investor Relations
Tel: 972-3-5391444                        Jessica Anderson, Media
Fax: 972-3-5366245                        Tel: 646-536 7018/7002
e-mail: magalssl@trendline.co.il          Fax: 646-536 7100
                                          e-mail: sborinelli@breakstoneruth.com
                                          janderson@breakstoneruth.com

FOR IMMEDIATE RELEASE
---------------------

   MAGAL WILL SUPPLY A PERIMETER SECURITY SYSTEM TO THE ISRAELI INTERNATIONAL
                               BEN-GURION AIRPORT

YAHUD, ISRAEL, OCTOBER 24, 2002 -MAGAL SECURITY SYSTEMS, LTD. (NASDAQ NM: MAGS;
TASE: MAGS) will install a perimeter security system at the International Ben-Gurion Airport, in addition to the existing perimeter security systems installed at this airport.

The order, valued at approximately US$250,000, calls for Magal's DTR-2000 Taut Wire Intrusion Detection Systems, as well as CCTV cameras.

Magal has been supplying perimeter intrusion detection systems to protect Ben-Gurion airport for the past 15 years, at a total amount of approximately US$2.5 million.

Mr. Jacob Even-Ezra, Chairman of Magal, said: "The Israeli Airports Authority is an old customer of Magal, and we are proud that today, when heightened security measures are being taken all over the world, Magal and its products are chosen to protect such sensitive installations as Israel's main gate to the world, the Ben-Gurion Airport."

ABOUT MAGAL SECURITY SYSTEMS, LTD.:
-----------------------------------
Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China.

Revenues for fiscal year 2001 were US$41 million, with net income of US$3.2 million. Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

CONTACT:
MAGAL SECURITY SYSTEMS LTD.               BREAKSTONE & RUTH INTERNATIONAL
Raya Asher, CFO                           Susan Borinelli, Investor Relations
Tel: 972-3-5391444                        Jessica Anderson, Media
Fax: 972-3-5366245                        Tel: 646-536 7018/7002
e-mail: magalssl@trendline.co.il          Fax: 646-536 7100
                                          e-mail: sborinelli@breakstoneruth.com
                                          janderson@breakstoneruth.com

FOR IMMEDIATE RELEASE
---------------------

                    MAGAL SECURITY SYSTEMS LTD. ANNOUNCES
               THIRD QUARTER AND NINE MONTHS FINANCIAL RESULTS

YAHUD, ISRAEL, OCTOBER 28, 2002 -- MAGAL SECURITY SYSTEMS, LTD. (NASDAQ NM:
MAGS; TASE: MAGS), today announced results for the three- and nine-month periods ended September 30, 2002.

Revenues for the third quarter decreased by 10 percent to $9.5 million, compared to $10.6 million for the third quarter of 2001.

Revenues for the nine-month period declined year-over-year by 1.8 percent to $29.6 million, from $30.1 million.

Mr. Even-Ezra, Chairman of Magal, said: "The decrease in revenues was primarily due to a delay in the supply of existing orders caused by the customer."

Mr. Even-Ezra added: "Today we received the client's approval to start supplying a $15 million project, which will compensate for the lack of revenues in the third quarter. This project is expected to be completed by the end of the third quarter of 2003."

Operating expenses for the third quarter remained unchanged year-over-year at $4 million. Operating expenses for the nine-months increased by 1.5 percent to $11.6 million, from $11.4 million during the same period in 2001.

Operating income for the quarter decreased by 74 percent to $254,000, from $960,000 for the third quarter of 2001. Operating margin for the quarter declined to 2.7 percent from 9.1 percent for the same quarter last year.

Operating income for the nine-month period of 2002 decreased year-over-year by 33 percent to $1.9 million, from $2.8 million. Operating margin for the nine months declined to 6.4 percent, from 9.4 percent for the same period last year.

Commenting on the operating results for the quarter, Mr. Even-Ezra reiterated:
"Operations at Smart Interactive Systems Inc. (SIS), continue to ramp up according to our expectations and we expect that it will reach breakeven towards the end of the year 2003. In the meantime, operating results for the quarter were also impacted by the associated marketing and selling efforts at SIS."

Income before taxes for the third quarter of 2002 decreased year-over-year by 67 percent to $363,000, from $1.1 million. For the nine-month period, income before taxes declined by 25 percent to $2.2 million, compared to $2.9 million in the same period of last year.

Net income for the quarter declined year-over-year by 76 percent to $219,000, or $0.03 per fully diluted share, from $915,000, or $0.12 per fully diluted share.

Net income for the nine-month period of 2002 decreased year-over-year by 35 percent to $1.5 million, or $0.20 per fully diluted share, from $2.3 million, or $0.31 per fully diluted share.

Mr. Even-Ezra concluded: "We expect improved performance in the fourth quarter of 2002, which will positively impact our full year results, both top and bottom line. Based on our current backlog of orders, we continue to believe that the second half of the year will be better than the first."

Mr. Jacob Even-Ezra will be a guest speaker at the "Securing New Ground 7th Annual Conference" that will take place in New York City, on November 13-14, 2002. Magal will participate in the Homeland Providers panel, on Thursday, November 14, moderated by Jeffrey Kessler of Lehman Brothers.

ABOUT MAGAL SECURITY SYSTEMS, LTD.:
-----------------------------------
Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China.

Revenues for fiscal year 2001 were $41 million, with net income of $3.2 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

Contacts:

Magal Security Systems, Ltd               Breakstone & Ruth International
Raya Asher, CFO                           Susan Borinelli, Investor Relations
Tel: +972-3-539-1444                      Tel: (646) 536 7018
Fax: +972-3-5366245                       E-mail: sborinelli@breakstoneruth.com
E-mail: magalssl@trendline.co.il
                                          Jessica Anderson, Media Relations
                                          Tel: (646) 536-7002
                                          E-mail: janderson@breakstoneruth.

                                      # # #


                             FINANCIAL TABLES FOLLOW

                           MAGAL SECURITY SYSTEMS LTD.
              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
             (All numbers except EPS expressed in thousands of US$)


                                                          NINE MONTHS ENDED SEP. 30                QUARTER ENDED SEP. 30

                                                         2002                  2001                2002               2001
                                                       ------------------------------           -------------------------------
  REVENUES                                                29,604              30,137               9,485              10,574

  COST OF REVENUES                                        16,136              15,905               5,226               5,601
                                                         -----------        -----------        -----------        ------------

  GROSS PROFIT                                            13,468              14,232               4,259               4,973

  OPERATING EXPENSES:

  RESEARCH AND DEVELOPMENT EXPENSES, NET                   2,276               2,458                 850                 846


  SELLING AND MARKETING EXPENSES, NET                      6,023               5,275               1,984               1,977

  GENERAL AND ADMINISTRATIVE EXPENSES                      3,283               3,674               1,171               1,190
                                                          -----------        -----------        -----------        ------------
                                                          11,582              11,407               4,005               4,013
                                                          -----------        -----------        -----------        ------------

  OPERATING INCOME                                         1,886               2,825                 254                 960

  FINANCIAL INCOME (EXPENSES), NET                           280                  63                 109                 153
                                                          -----------        -----------        -----------        ------------

  INCOME BEFORE TAXES ON INCOME                            2,166               2,888                 363               1,113
  TAXES ON INCOME                                            637                 544                 144                 198
                                                          -----------        -----------        -----------        ------------

  NET INCOME                                               1,529               2,344                 219                 915
                                                          ===========        ===========        ===========       ============


  BASIC EARNINGS PER SHARE                                  0.20                0.31                0.03                0.12
                                                          ===========        ===========        ===========       ============

SHARES USED IN COMPUTING BASIC EARNINGS
   PER SHARE (IN THOUSANDS)                                7,630               7,490               7,641               7,540
                                                          ===========        ===========        ===========       ============

  DILUTED EARNINGS PER SHARE                                0.20                0.31                0.03                0.12
                                                          ===========        ===========        ===========       ============

  SHARES USED IN COMPUTING DILUTED
  EARNINGS  PER SHARE (IN THOUSANDS)                      7,858               7,642               7,840               7,732
                                                          ===========        ===========        ===========       ============




                                                                        FINANCIAL RATIOS
                                                                        ----------------

                                                              NINE MONTHS                       QUARTER ENDED SEP. 30,
                                                              ENDED SEP. 30,
                                                      2002              2001                     2002               2001
                                                 ----------------  ----------------        --------------------------------------
Gross Margin                                               45.5%             47.2%                    44.9%                47.0%
R&D as a % of Revenues                                      7.7%              8.2%                     9.0%                 8.0%
Selling & Marketing as a % of Revenues                     20.4%             17.5%                    20.9%                18.7%
G&A Expenses as a % of Revenues                            11.1%             12.2%                    12.4%                11.3%
Operating Margin                                            6.4%              9.4%                     2.7%                 9.1%
Net income Margin                                           5.2%              7.8%                     2.3%                 8.7%
Total Debt to Total Capitalization                         *0.45            **0.35                    *0.45               **0.35
Current Ratio                                              *1.72            **2.31                    *1.72               **2.31


*   AS OF SEPTEMBER 30, 2002
** AS OF DECEMBER 31, 2001



                                                                 MAGAL SECURITY SYSTEMS LTD.
                                                            CONDENSED CONSOLIDATED BALANCE SHEETS
                                                         (All numbers expressed in thousands of US$)



                                                           SEP.30,                  December
                                                           2002                      2001
                                                      -----------------       -------------------
CURRENT ASSETS:
Cash and cash equivalents                                       3,239                   2,738
Short-term bank deposits                                        3,672                   8,289
Accounts receivable - trade:
Related parties                                                    38                      58
Other                                                           8,349                   6,113
Unbilled accounts receivable                                    6,980                   5,586
Other accounts receivable                                       1,321                     575
Inventories                                                     8,625                   8,549
Deferred income taxes                                             172                     473
                                                      ------------------      --------------------

TOTAL CURRENT ASSETS                                           32,396                  32,381
                                                      ------------------      --------------------

Long term receivable                                            2,061                   2,213
Long-term bank deposits                                         8,560                   3,560
Severance pay fund                                              1,636                   1,592
                                                      ------------------      --------------------
TOTAL LONG TERM INVESTMENTS                                    12,257                   7,365
                                                      ------------------      --------------------

FIXED ASSETS, NET                                               8,892                   8,550
                                                      ------------------      --------------------

OTHER ASSETS, NET                                               5,667                   5,051
                                                      ------------------      --------------------

TOTAL ASSETS                                                   59,212                  53,347
                                                      ==================      ====================




CURRENT LIABILITIES:
Short-term bank credit                                          6,541                   2,405
Current maturities of long-term bank loans                      4,284                   3,859
Trade payables                                                  3,522                   3,394
Other payables and accrued liabilities                          4,448                   4,332
                                                      ------------------      --------------------

TOTAL CURRENT LIABILITIES                                      18,795                  13,990
                                                      ------------------      --------------------

LONG-TERM LOANS                                                 4,477                   5,038
                                                      ------------------      --------------------

ACCRUED SEVERANCE PAY, NET                                      1,650                   1,619
                                                      ------------------      --------------------

SHAREHOLDERS' EQUITY:
Share capital                                                   2,595                   2,583
Additional paid-in capital                                     22,132                  21,670
Deferred compensation                                              (7)                    (20)
Accumulated other comprehensive loss                           (1,300)                 (1,294)
Retained earnings                                              10,870                   9,761
                                                      ------------------      --------------------

TOTAL SHAREHOLDERS' EQUITY                                     34,290                  32,700
                                                      ------------------      --------------------

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                       59,212                  53,347
                                                      ==================      ====================


FOR IMMEDIATE RELEASE
---------------------

                      MAGAL SECURITY SYSTEMS LTD. ANNOUNCES
                  PURCHASING OF SHARES BY ITS MAJOR SHARHOLDER

YAHUD, ISRAEL, NOVEMBER 6, 2002 -- MAGAL SECURITY SYSTEMS, LTD. (NASDAQ NM:
MAGS; TASE: MAGS), today announced that Mira-Mag Inc., its major shareholder, who holds 41.6% of Magal's issued ordinary share capital, has purchased 35,360 ordinary shares during the period of October 28, 2002 till November 5, 2002, at a price range of US$4.69 - US$5.28.

ABOUT MAGAL SECURITY SYSTEMS, LTD.:
-----------------------------------
Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China.

Revenues for fiscal year 2001 were $41 million, with net income of $3.2 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

Contacts:
Magal Security Systems, Ltd               Breakstone & Ruth International
Raya Asher, CFO                           Susan Borinelli, Investor Relations
Tel: +972-3-539-1444                      Tel: (646) 536 7018
Fax: +972-3-5366245                       E-mail: sborinelli@breakstoneruth.com
E-mail: magalssl@trendline.co.il
                                          Jessica Anderson, Media Relations
                                          Tel: (646) 536-7002
                                          E-mail: janderson@breakstoneruth.com

                                   SIGNATURES

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MAGAL SECURITY SYSTEMS LTD.


Date:      November 13, 2002        By: /s/  JACOB EVEN-EZRA
                                     -------------------------------------------
                                     Name:  Jacob Even-Ezra
                                     Title: Chairman of the Board and Chief
                                            Executive Officer